FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Repsol YPF, S.A. Call For General Ordinary Shareholders’ Meeting and Agenda

2.	Proposals for the 2004 Ordinary Shareholders’ Meeting

ITEM 1

“REPSOL YPF, S.A.”

CALL FOR GENERAL ORDINARY SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to an Ordinary General Shareholders Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 30th March 2004 at 12:00 noon for the first call, and at the same time and place on 31st March 2004 for the second call, with respect to the following:

AGENDA:

First.      Approval, if appropriate, of the Annual Financial Statements of “REPSOL YPF, S.A.,” of the Consolidated Annual Financial Statements of “REPSOL YPF, S.A.,” and its subsidiaries for the fiscal year ended 31st December 2003, of the management by the Board of Directors during said year, and of the proposed application of its earnings.

Second.  Appointment, ratification, re-election, or statutory renewal of term of office of the board members.

Third.     Appointment or reelection of the Auditor of the Financial Statements of “REPSOL YPF, S.A.,” and its Consolidated Group.

Fourth.   Authorization of the Board of Directors for the derivative acquisition of shares of “REPSOL YPF, S.A.,” directly or through controlled companies, within the period of 18 months from the resolution of the Shareholders’ Meeting, abrogating the authorization granted in the Ordinary Shareholders’ Meeting held on April 4th, 2003.

Fifth.      Amendment of Articles 1 (“Denomination”), 15 (“Shareholders Meeting”), 23 (“Right of Attendance”), 24 (“Representation”), 30 (“Composition of the Board”), and 33 (“Liability”) of the Corporate Bylaws to make them consistent with the provisions of Law 26/2003 of 17th July, as well as Article 13 (“Debentures”) to make it consistent with Law 62/2003 of 30th December.

Sixth.     Amendment of Articles 6, 7, and 8 of the “Regulations of the General Shareholder’s Meetings” to make them consistent with the requirements of Law 26/2003 of 17th July as regards “remote voting” and shareholders’ right to information.

Seventh. Delegation of powers to complement, develop, implement, correct and formalize the resolutions adopted by the Shareholders’ Meeting.

Board Meeting
March 3, 2004

RIGHTS OF ATTENDANCE AND INFORMATION:

Stockholders who own at least 150 shares (ONE HUNDRED AND FIFTY shares) which have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders Meeting may attend.

The attendance cards shall be issued by the proper entity affiliated with the Securities Compensation and Clearing Department (Servicio de Compensación y Liquidación de Valores) in each particular case. Said entities should send to the Corporate Office of External Relations of “REPSOL YPF, S.A.,” prior to the date set for the Meeting, a list of the cards which have been issued at the request of their corresponding clients. Said attendance cards shall be exchanged on the date of the Shareholders Meeting for other standardized documents to record attendance thereat, issued by the Corporation to facilitate exercise of the shareholders’ voting and other rights.

The by-laws allow for pooling of shares and granting of proxy power to another person to attend the Shareholders’ Meeting. To this end, and pursuant to the provisions of Article 106 of the Restated Text of the Joint Stock Companies Act, as well as Articles 23 and 24 of the Corporate Bylaws, the attendance cards shall bear the following printed legend, expressing the terms on which, unless otherwise stipulated, representation for this Shareholders Meeting shall be recognized:

“The shareholder to whom this attendance card has been issued confers the right to represent him at this Shareholders Meeting to Mr.                        ,  with instructions to vote in favor of the proposals included in the agenda as suggested by the Board of Directors with the following exceptions:

When the voting instructions so imparted make no reference to issues which are discussed at the meeting even though they were not included in the agenda, as permitted by law, the proxy representative must vote on said issues in the way he considers most favorable to his principal’s interests.

When the card is presented to the corporation with the proxy representative’s name blank, said power of representation shall be understood to have been conferred upon the President of the Board of Directors.

The proxy representative may designate a substitute to vote on issues in regard to which he cannot vote in the name of the shares he represents due to a conflict of interest.”

Board Meeting

March 3, 2004

As of the date of this notice, and in compliance with the provisions of articles 144 and 212 and others in accordance with the Restated Text of the Joint Stock Companies Act, all of the necessary documents will be made available to you, the stockholders, at the company domicile, Paseo de la Castellana, 278 in Madrid and on the company’s website at www.repsolypf.com, especially the following:

•                  The Annual Financial Statements of “REPSOL YPF, S.A.,” the Consolidated Annual Financial Statements of “REPSOL YPF, S.A.”and its affiliated companies, and the proposal for application of the earnings of “REPSOL YPF, S.A.,” corresponding to the fiscal year ending on 31st December 2003.

•     The Management Report of “REPSOL YPF, S.A.,” and the Consolidated Management Report for said year.

•                  The Report of the Auditors on the Annual Financial Statements of “REPSOL YPF, S.A.,” and on the Consolidated Annual Financial Statements of “REPSOL YPF, S.A.” and its affiliated companies.

•                  The literal text of the draft resolution corresponding to the items of the Agenda, as well as the report of the Board of Directors on item 5 of the Agenda.

•              The Annual Report on Corporate Governance.

•              The Social Report and The Environmental Report.

Stockholders may request the delivery or the sending free of charge of all the mentioned documents.

The registration of attendance cards shall begin two hours before the appointed time of the Meeting.

COMPENSATION FOR ATTENDANCE:

The Corporation shall pay a gross compensation for attendance of €0.02 per share to the shares present or represented at the Shareholders Meeting whose attendance or representation thereat is duly evidenced.

PRESENCE OF NOTARY:

The Board of Directors has requested the presence of a Notary to keep the records of the Shareholders’ Meeting.

ANTICIPATED MEETING NOTIFICATION

It is expected to hold the Shareholders’ Meeting on SECOND CALL,  that is, on the 31st March 2004,  at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, 12th March 2004

THE PRESIDENT OF THE BOARD OF DIRECTORS

Board Meeting

March 3, 2004

ITEM 2

PROPOSALS FOR 2004 ORDINARY SHAREHOLDER MEETING

FIRST PROPOSAL

Approval, if appropriate, of the Annual Financial Statements of “REPSOL YPF, S.A.,” of the Consolidated Annual Financial Statements of “REPSOL YPF, S.A.,” and its subsidiaries for the fiscal year ended 31st December 2003, of the management by the Board of Directors during said year, and of the proposed application of its earnings.

The Board of Directors is formulating the following proposed resolution regarding the first item on the Meeting Agenda:

“Approve the Annual Financial Statements of “Repsol YPF, S.A.”, the Consolidated Annual Financial Statements of “Repsol YPF, S.A.” and its subsidiary companies pertaining the fiscal year  ended December 31, 2003, the management by the Board of Directors during said period and the following proposal for the  application of its earnings:

Fiscal-year profit: 715,343,177.73 Euros

•              To voluntary reserves:  226,997,792.53 Euros

•              To dividends:

•              dividend on account already satisfied: 244,172,692.6 Euros
(0.20 Euros per share)

•              supplementary dividend 244,172,692.6 Euros
(0.20 Euros per share), payable as of July 1, 2004.”

SECOND PROPOSAL

Appointment,  ratification, re-election, or statutory renewal of Directors.

Four vacancies have appeared on the Board of Directors since the last Shareholders Meeting, held on April 4, 2003. The Board, pursuant to Article 138 of the Restated Text of the Joint Stock Companies Act and Article 31 of the Corporate Bylaws, has appointed Mr. Manuel González Cid, Mr. Ricardo Fornesa Ribó, Mr. Carmelo de las Morenas López, and PEMEX Internacional España, S.A. by cooptation to cover said vacancies.

The Board now proposes to the Shareholders Meeting that said appointments be confirmed and the aforenamed persons appointed as Board Members.

Moreover, pursuant to Article 126 of the aforementioned Restated text of the Joint Stock Companies Act and Article 31 of the Corporate Bylaws, the Board proposes to the Shareholders Meeting the re-election of Board Members Mr. Alfonso Cortina de Alcocer, Mr. Gonzalo Anes Alvarez-Castrillón, and Mr. Manuel González Cid.

Pursuant to the Regulations of the  Board of Directors of the Company, at the shareholders’ disposal on the  Company’s Web page (www.repsolypf.com):

•      Mr. Alfonso Cortina de Alcocer holds the position as “Executive Director.”

•      Mr. Ricardo Fornesa Ribó holds the position as “Proprietary Outside Director.”

•      Mr. Manual González Cid holds the position as “Proprietary Outside Director.”

•      PEMEX Internacional España, S.A. holds the position as “Proprietary Outside Director.

•      Mr. Gonzalo Anes Alvarez-Castrillón holds the position as “Independent Outside Director.”

•                  Mr. Carmelo de las Morenas López holds the position as “Outside Director” but does not have, as of the date hereof, the other qualifications which determine the status of “Proprietary” or “Independent” Director pursuant to the aforementioned Regulations.

Accordingly, the Board of Directors formulates the following proposed resolution regarding the second item on the Meeting Agenda, which has been approved by the  Nomination and Compensation Committee:

“First. Ratify the appointment of the following persons, made by the Board of Directors by cooptation to cover the vacancies occurring since the last Ordinary Shareholders Meeting, making them full Members of the Corporation’s Board:

Mr. Manuel González Cid

Mr. Ricardo Fornesa Ribó

Mr. Carmelo de las Morenas López

PEMEX Internacional España, S.A.

Second Renew the term of the following Directors subject to statutory renewal for a new statutory period of four years:

Mr. Alfonso Cortina de Alcocer

Mr. Gonzalo Anes Alvarez-Castrillón

Mr. Manuel González Cid

Third. Confirm the appointments that the Board of Directors may make prior to the General Meeting to cover any new openings arising therein, if any.

THIRD PROPOSAL

Appointment or Re-election of the Auditor of the Financial Statements of “REPSOL YPF, S.A.” and of its Consolidated Group.

Pursuant to Article 36 bis of the Company Bylaws, the Audit and Control Committee of the Board of Directors proposes to the Shareholders Meeting the re-election of Deloitte & Touche España, S.L., as Auditor of the Financial Statements of “REPSOL YPF, S.A.” and its Consolidated Group.

Accordingly, the Board of Directors formulates the following proposal resolution with regard to the third item on the Meeting Agenda:

“Reelect the Firm “Deloitte & Touche España, S.L.” as the Auditor of the Financial Statements of “REPSOL YPF, S.A.” and of its Consolidated Group for the legally stipulated period of a one-year term. It is likewise entrusted with the performance of the other Auditing services required by Law which the Company may need until the next Regular General Shareholders Meeting is held.”

FOURTH PROPOSAL

Authorization to the Board of Directors for the derivative acquisition of shares of “REPSOL YPF, S.A.,” directly or through controlled companies, within the period of 18 months from the resolution of the Shareholder’ Meeting, abrogating the authorization granted in the Ordinary Shareholder’ Meeting held on April 4, 2003.

The Board of Directors formulates the following proposed resolution with regard to item four of the Meeting Agenda:

“Authorize the Board of Directors for the derivative acquisition of shares of “REPSOL YPF, S.A.,” through purchase-sale, exchange or any other method of legal transaction in consideration, directly or through controlled companies, of up to a maximum amount of shares representing 5% of the Capital Stock and for a price or value as consideration that may not be lower than the par value of the shares without surpassing their quote on the Stock Market.

This authorization shall be subject to compliance with all the other applicable legal requirements, it shall have a term of 18 months, from the date of this General Meeting, and it shall abrogate the authorization granted by the last General Meeting.”

FIFTH PROPOSAL

REPORT BY THE BOARD OF DIRECTORS PURSUANT TO ARTICLE 144.1 a) OF THE RESTATED SPANISH JOINT STOCK COMPANIES LAW REGARDING THE PROPOSED RESOLUTION REFERRED TO UNDER ITEM FIVE OF THE AGENDA: Amendment of Articles 1 (“Denomination”), 15 (“Shareholders Meeting”), 23 (“Right of Attendance”), 24 (“Representation”), 30 (“Composition of the Board”), and 33 (“Liability”) of the Corporate Bylaws, to make them consistent with the provisions of Law 26/2003 of 17th July, as well as Article 13 (“Debentures”) to make it consistent with Law 62/2003 of 30th December.

The Board of Directors proposes to the Meeting a restatement of Articles 1, 13, 15, 23, 24, 30, and 33 of the Articles of Association.

Article 144 1 a) of the Restated Joint Stock Companies Law (“LSA”) currently in force requires that the directors authoring the proposed Articles of Association amendment submit a written report with a justification thereof. For this purpose, the Board of Directors has prepared the following Report:

“Law 26/2003 of 17th July, amending Law 24/1988 of 28th July, on the Securities Market, and the Restated Text of the Joint Stock Companies Act approved by Royal Legislative Decree 1564/1989 of 22nd December, to strengthen the transparency of public corporations (“Transparency Act”), provide in the first article for a change in the Securities Markets Act by inclusion of a Title X on public corporations. The requirements and provisions of the Transparency Act call for the amendment of Articles 1, 15, 23, 24, 30, and 33 of the Company’s Articles of Association.

Moreover, Law 62/2003 of 30th December, on Fiscal, Administrative, and Corporate Measures, amended Article 282 of the LSA as regards the limit on issuance of obligations, making it equally appropriate to amend Article 13 of the Articles of Association.”

Amendment of Article 1.

Article 1 stipulates the legal provisions that govern the Company. For purposes of coherence and rigor it calls for the inclusion of a complete reference to all the legal provisions that govern the Company. The Company had Internal Regulations prior to the so-called Transparency Act’s entry into force, but it was not legally obligated to abide by them. With the Transparency Act’s requirement for the Company to have Regulations for the Shareholders Meeting and Regulations for the Board of Directors, those regulations have become a part of the Company’s internal legal governance regime, and it is accordingly proposed to include them in the first article of the Articles of Association.

Moreover, the reference to the provisions on the legal governance regime for Joint Stock Companies can now be completed with another reference to the legal governance regime for Public Corporations, better suited to the Company’s nature. This reference now has a meaning it did not previously have, because there is now a legal governance regime for public corporations, introduced by the inclusion of a new title thereon in the Securities Market Act.

Amendment of Article 13.

“Law 62/2003 on Fiscal, Administrative, and Corporate Measures, of 30th December” (“Accompaniment Act”) has eliminated the limit imposed by Article 282 of the Joint Stock Companies Act on issuance of obligations by public corporations. That makes it appropriate to amend Article 13 of the Articles of Association, which had reproduced that limitation, replacing said text with a reference to the provisions of the applicable legislation on the subject.

Amendment of Article 15.

In the new Title X of the Securities Market Act devoted to public companies, there appears Article 113 which requires the approval of specific regulations for the Shareholders Meeting, which may contain all the provisions relating to the governance of that corporate organ. As part of the legal and statutory governance regime, the Aldama Report’s Good Governance recommendation has become a legal obligation.

Because the Regulations for the Shareholders Meeting, approved by the shareholders, constitute internal rules of the Company regulating calls to meeting, preparation, information, attendance, development, and exercise of political rights among other things, it has become desirable to include a reference thereto in the Articles of Association, so as to enhance the coherence of the entire normative set of Law, Articles of Association, and Regulations for Shareholders Meetings.

It is accordingly proposed to include an express reference to the Regulations for the Shareholders Meeting at the end of Article 15 of the Articles of Association, since this article prescribes the general provisions governing the Shareholders Meeting.

Amendment of Article 23.

Consistent with the best recommendations for Good Corporate Governance, the “Transparency Act” provides in its second article for the amendment of Articles 105 and 106 of the Joint Stock Companies Act so as to include the possibility of provision in the Articles of Association for voting on proposals included in the agenda of any class of Shareholders Meeting by delegation, or by the shareholders through the mail, electronically, or by any other remote communication medium, provided the identity of the person casting the vote is duly verified. Pursuant to the Law, shareholders who cast remote votes must be counted as present for purposes of convening the Meeting, and special representation can be conferred for each such Meeting, not only in writing but also through remote communication media meeting the requirements for exercise of remote voting rights.

The First Transitory Provision of the same legal text grants a time span of 12 months from the law’s entry into force for public companies to make their organization and bylaws consistent therewith.

Order ECO/3722/2003 of 26th December prescribes rules for the development of remote voting systems, in its fourth section.

For the shareholders of Repsol YPF, S.A. to be able to exercise their right to vote through remote voting systems, in accordance with the most advanced practices making use of modern technology to facilitate the shareholders’ participation in corporate life, it is first necessary, as a legal requirement, to incorporate the relevant provisions of Law 26/2003 of July into the Articles of Association.

Amendment of Article 24.

The last paragraph of Article 24, which required a record to be made of proxy representations three days in advance of a Shareholders Meeting, should be deleted to facilitate the exercise of shareholder rights to the greatest possible degree. Consistent with the reasons for the amendment of Article 23 to permit delegation of remote voting rights, it is proposed to include this reference in the text, which will appear as the second paragraph of that article.

Amendment of Article 30.

To ensure the Articles of Association’s consistency with the Law, it is appropriate to reproduce here the reference to the Regulations for the Board of Directors that must be adopted by the Board as required by the Law.

Amendment of Article 33.

Article 33 of the Articles of Association reflects the provisions of Article 133 of the LSA on administrators’ liability. It is therefore proposed to replace the reference to absence of diligence with a reference to default on the duties inherent in the performance of the position, paralleling the change in the aforementioned article of the LSA introduced through the Transparency Act.

The Law’s reference to the administrators must be understood as extending to the Board of Directors. Accordingly, a reference to the Board is added in the provision that prescribes the administrators’ liability.

Since the Company’s Articles of Association are, for the most part, a reproduction of legal provisions, it is likewise proposed to include an important novelty introduced by Article 127 of the Transparency Act, referring to the “duty of diligent administration,” as the article in question has been titled following said amendment. This novelty consists of a requirement for each of the administrators to diligently keep himself informed on the progress of the Company’s affairs.

It is also appropriate to make a generic reference to the administrators’ duties, prescribed in detail by the LSA in its Articles 127 bis (Duty of Fidelity), 127 ter (Duty of Loyalty), and 127 quater (Duty of secrecy), introduced by the Transparency Act. It is not considered necessary to include the legal development of these duties, since they are directly imposed by the law. It is likewise proposed to make express mention of the Directors’ obligation to fulfill the duties imposed on them by the Law, the Articles of Association, and the Company’s internal regulations, which may be developed in detail.

For all the reasons expressed above, the Board proposes to the Shareholders Meeting the amendment of Articles 1, 13, 15, 23, 24, 30, and 33 of the Articles of Association.

In relation to the fifth point of the Agenda for the Shareholders Meeting, the Board of Directors formulates the following:

DRAFT RESOLUTION:

Amend Articles 1, 13, 15, 23, 24, 30 and 33 of the Articles of Association so as henceforth to read as follows:

Article 1. DENOMINATION

The Company is denominated REPSOL YPF, S.A. and is governed by the present Articles of Association, its Internal Regulations, as well as the provisions on legal governance of Joint-Stock Public Corporations, and the general provisions of law in force which may be applicable thereto.

Article 13. DEBENTURES

The Company may issue numbered series of debentures or other securities which acknowledge or create a debt, pursuant to the provisions of the applicable legislation on the subject. All such securities will be subject to the regulations established with regard to debentures by prevailing legal provisions and may be represented by entries on account or nominative or bearer certificates and may be simple or mortgage-backed.

Article 15. SHAREHOLDERS MEETING

The shareholders constituted as a General Meeting of Shareholders, duly convened, shall decide by majority vote on all matters within the competence of the Meeting.

All the shareholders, including those who are dissident and those who have not taken part in the meeting, are bound by the resolutions of the General Meeting of Shareholders.

Specific Regulations for the General Meeting of Shareholders shall regulate, consistent with the Law and these Articles of Association, the matters falling under the General Meeting of Shareholders’ authority.

Article 23. ATTENDANCE AND VOTING RIGHTS

The General Meeting of Shareholders may be attended by shareholders who hold at least 150 shares, provided that these are recorded in the corresponding accounting record five days prior to the meeting, and that they obtain in the manner stipulated in the call, the relevant attendance card proving the fulfillment of said requirements, which will be issued with a nominative character by the legally authorized entities.

Those shareholders who do not hold said number of shares may group together in order to attend, appointing a representative who need not be a shareholder.

The members of the Board of Directors should attend the General Meetings of Shareholders.

The Company’s directors, managers and technical staff may attend the General Meetings of Shareholders when invited to do so by the Board of Directors.

The Chairman may authorize the attendance of any other person as he shall deem fit, although the General Meeting of Shareholders may revoke such authorization.

Pursuant to the Regulations for the Meetings, voting on the proposals included in the agenda at any General Meeting of Shareholders may be delegated or exercised by a shareholder through the mail, electronically, or by any other remote communication media, provided the identity of the person casting the vote is duly verified. Shareholders casting remote votes must be counted as present for purposes of convening the Meeting.

Article 24. REPRESENTATION

All shareholders entitled to attend may have themselves represented at a General Meeting of Shareholders  by another person, who need not be a shareholder.

The representation must be conferred in writing or by remote communication, provided the identity of the persons so acting is duly verified. The representation must in all cases be conferred specially for each Meeting save as stipulated in Article 108 of the Joint-Stock Companies Act. All the foregoing must be consistent with the legally prescribed procedures and the Regulations for  Meetings.

Article 30. COMPOSITION

The Company shall be administered and governed by the Board of Directors, which shall adopt regulations and rules for its internal organization and operations consistent with the Law and these Articles of Association.

The Board shall be composed of a maximum of sixteen members and a minimum of nine members. The General Meeting of Shareholders shall determine the number, appointment, and removal of the Board members.

The election of the Board members shall be made by vote.  For this purpose, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing the latter by the number of Board members, shall be entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion.  If this power is used, the shares so grouped shall not participate in the appointment of the remaining members of the Board.

No persons incurring in the prohibitions contemplated in section 124 of the Joint-Stock Companies Act, nor those deemed incompatible according to prevailing legislation, especially those so declared in the Incompatibilities of Senior Executives of the State Act number 12, of May 11 1995, and in Act number 14 of April 21, 1995, of Incompatibilities of Senior Executives of the Administration of the Autonomous Community of Madrid, may be elected as members of the Board nor may they hold any posts in the Company.

The Board shall elect from among its members a Chairman and one or more Vice-Chairmans, that may substitute the Chairman in the order established in their appointment  In the absence of all them, shall act in his stead the eldest Board member.  The Board of Directors is also responsible for electing the Secretary and Assistant Secretary, who may or may not be members of the Board.

In the absence of the Secretary, the Assistant Secretary shall replace him and may exercise any of his powers, including those of signing the minutes and issuing certificates.  In the absence of both, the youngest Board member present at the meeting shall act as Secretary.

The post of Board member may be waived, revoked or subject to re-election, on one or several occasions, for periods of equal duration.

In each financial year, the Company will allocate, in order to remunerate the members of the Board, an amount equal to the 1,5 per cent of the net profits, which amount may only be deducted after the legal reserve and any other compulsory ones are covered and a dividend of, at least, 4 per cent, is declared in favor of the shareholders. That amount shall be allocated in accordance with a resolution taken by the Board, taking into consideration the office performed by each Director, their effective dedication and their attendance to the meeting of the company’s corporate bodies. The Board may not allocate the full amount of the participation in the profits in those years in which the Board may deem it convenient, in which case no rights would be accrued by the Directors with regard to the sum not allocated.

Board members may be further remunerated with shares of the Company’s stock, option on shares or other securities which give the holder the right to obtain shares, or through compensation schemes based on the quoted price of the stock.  The use of such compensation schemes must be approved by the General Meeting, which will determine the value of the shares taken as a reference, the number of shares to be distributed to each Director, the exercise price of any option rights, the time period for the compensation scheme, and such conditions as it may deem appropriate.

The Board of Directors may use incentive plans consisting in the granting of shares of the Company’s stock, options to purchase such shares, other securities that give the holder the right to obtain shares or based on the quoted price of such shares in order to compensate Company personnel or the part of the personnel considered convenient, provided such compensation complies with the Joint-Stock Companies Act, the Securities Market Act and any other laws applicable in these circumstances, in particular, the previous approval by the General Meeting when required.

Article 33. LIABILITY

The Directors must fulfill the duties imposed on them by the Law and these Articles of Association, as well as those prescribed in the Company’s Internal Regulations. In particular, they shall perform their duties with the diligence of a competent entrepreneur and a loyal representative in compliance with the legal duty of diligent administration. They shall likewise fulfill the duties of fidelity, loyalty, and secrecy as required by Law, without prejudice to the possibility of development through the aforementioned legal provisions. The Board and its members shall be liable to the Company, the shareholders, and the Company’s creditors for any damages caused by acts contrary to the Law or these Articles of Association, or acts infringing the duties inherent in the performance of their positions.

All the members of a corporate administrative organ, who committed the act or adopted the harmful resolution shall be jointly and severally liable, except for those who prove that, not having participated in said adoption or execution were unaware of its existence, or being aware of it, did everything they appropriately could to prevent the damage, or at least expressly opposed it.

SIXTH PROPOSAL

“Amendment of Articles 6, 7, and 8 of the “Regulations of the General Shareholders Meeting,” to make them consistent with the requirements of Law 26/2003 of 17th July in regard to remote voting and shareholder information rights.”

The Ordinary Shareholders Meeting held on 4th April 2003 approved the “Regulations of the General Shareholders Meeting” currently in force, in accordance with the recommendations of the Report of the Special Commission on Transparency and Security in the Markets and Public Companies, known as the “Aldama Commission,” issued on 8th January 2003.

The subsequently published “Law 26/2003 of 17th July, which amends Law 24/1988 of 28th July on the Securities Market, and the Restated Text of the Joint Stock Companies Act approved by Royal Legislative Decree 1564/1989 of 22nd December to strengthen transparency in public corporations,” elevated some of the Aldama Commission’s recommendations to the status of a legal requirement, among them that of adopting a set of instruments for good corporate governance including Regulations for the Board of Directors and Regulations for the Shareholders Meeting.

Though “Repsol YPF, S.A.” has Regulations of the General Shareholders Meeting, the Board of Directors views those Regulations as a flexible instrument, open at all times to adaptation to make it consistent with the latest legal developments and best practice. The Board accordingly proposes to the Shareholders Meeting the inclusion of the novelties introduced by the aforementioned Law regarding “remote voting” and shareholder information rights into the Regulations.

The Board accordingly submits to the Shareholders Meeting the following:

PROPOSED RESOLUTION.

“First. Amend sections 1 and 2 of Article 6 of the Regulations for the Shareholders Meeting so as henceforth to read as follows:

6. SHAREHOLDERS’ RIGHT TO PARTICIPATE AND RECEIVE INFORMATION

6.1. Shareholders may at all times, upon entering proof of identification as such, pose questions or make suggestions through the Shareholder Service Office or the Company web page regarding its businesses and interests and which they consider should be discussed at a General Shareholders Meeting.

Once a General Meeting has been called and up to seven consecutive days before the date set for the meeting on first notice, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders questions, suggestions and comments, and these will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders Meeting, even if not included on the Agenda.

6.2. Up to the seventh day prior to the date set for the Meeting, the shareholders may ask the Board of Directors, through the  Shareholders’ Service Office and verifying their status as such, for the information or clarifications they consider necessary on the issues included in the Agenda, or may submit the written questions they consider pertinent. The shareholders may likewise request information or clarifications, or ask questions, in writing on the information accessible to the public which has been furnished by the Company to the National Securities Market Commission since the date of the previous Shareholders Meeting.

The Board of Directors shall be obligated to provide said information in writing up to the date set for the Shareholders Meeting.

During the Shareholders Meeting, the Company’s shareholders may verbally request the information or clarifications they consider desirable on the issues included in the Agenda, and if said shareholder right cannot be satisfied at that time, the Board of Directors shall be obligated to provide the information in writing within the seven days subsequent to the termination of the Shareholders Meeting.

The Board of Directors shall be obligated to provide the requested information alluded to in this section 6.2, except when public disclosure of the requested information would be inimical to the corporate interest in the President’s judgment.

Information may not be denied when the request for it is supported by shareholders who represent at least one fourth of the capital stock.”

Second. “Amend Article 7 of the Regulations for the Shareholders Meeting so as henceforth to read as follows:

7. RIGHT TO ATTEND AND VOTE

7.1.   A General Meeting may be attended by shareholders who own a minimum of 150 shares, provided that these are registered in the appropriate stock ledgerposted in the respective accounting book five days prior to its being held and that they have the respective attendance card, which is to be issued on a nominative basis by the institutions that are legally pertinent.  These institutions must send REPSOL YPF, S.A.  a list of the cards that they have issued at the request of their respective clients prior to the date set for the meeting to be held.

The Board of Directors may, so stating in each notice of meeting and provided no single form of attendance card has been legally prescribed, order the exchange of attendance cards issued by the associated institution and issued on a nominative basis by the legally appropriate institutions for other standardized documents of attendance at the Shareholders Meeting, to facilitate the preparation of the attendance list and the exercise of voting rights and other rights inherent in the status of shareholder.

Registration of the attendance cards will begin two hours prior to the time set for the Meeting to be held.

7.2.   Shareholders who do not possess the minimum number of shares indicated in the previous paragraph may group themselves together for purposes of attendance, designating a representative, who need not be a shareholder.

7.3.   Voting on the proposals included in the Agenda at any class of Shareholders Meeting may be delegated or exercised by a shareholder through the mail, electronically, or by any other remote communication media, provided the identity of the person casting the vote is duly verified. Shareholders casting remote votes must be counted as present for purposes of convening the Meeting.

Pursuant to the provisions in force at any given time and the state of the art, the Board of Directors shall determine the most appropriate procedure for the delegation or exercise of voting rights by remote communication media for each Shareholders Meeting. Said procedure shall be described in detail in the notice for said Meeting.”

Third. “Amend Article 8 of the Regulations for Shareholders Meetings so as henceforth to read as follows:

8. REPRESENTATION

8.1.   Any shareholder with the right to attend may cause himself to be represented at the General Meeting by another person, who need not be a shareholder.

Proxy representation must be conferred in writing or by remote communication, provided the identity of the persons so acting is duly verified and it is done entirely in accordance with the legally prescribed procedures. Proxy representation must in all cases be conferred specially for each Shareholders Meeting unless otherwise stipulated in Article 108 of the Joint Stock Companies Act.

Pursuant to the provisions in force at any given time and the state of the art, the Board of Directors shall determine the most appropriate procedure for conferral of proxy representation by remote communication media for each Shareholders Meeting. Said procedure shall be described in detail in the notice for said Meeting.”

The documents recording delegations or proxy representations for Shareholders Meetings shall reflect the voting instructions, upon the understanding that if no express instructions are imparted, the proxy representative shall vote in favor of the proposed resolutions submitted by the Board of Directors on the issues included in the Agenda. When the proxy instrument is submitted to the Company with the representative’s name blank, proxy representation shall be understood to be have been conferred on the President of the Board of Directors. The shareholder’s representative may designate a substitute to vote in cases of conflict of interest.

When the voting instructions so imparted make no reference to issues which are discussed at the meeting even though they were not included in the Agenda, as permitted by law, the proxy representative must vote on said issues in the way he considers most favorable to his principal’s interests.

SEVENTH PROPOSAL

Delegation of powers.

With regard to item seven of the Meeting Agenda, the Board of Directors formulates the following proposed resolution:

“First.- To delegate upon the Board of Directors with as much latitude as possible whatever powers may be necessary to supplement, develop, execute or rectify any of the resolutions adopted by the General Meeting, including the power to delegate the powers received in whole or in part to the Executive Committee.  The power to rectify shall encompass the power to make as many modifications, amendments and additions as may be necessary or expedient as a result of concerns or observations raised by the securities market regulatory bodies, the Stock Markets, the Trade Registry and any other public authority whose jurisdictions concern the resolutions adopted.

Second.- To delegate interchangeably onto the Chairman of the Board of Directors and onto the Secretary and Assistant Secretary of the Board the powers necessary to formalize the resolutions adopted by the General Meeting and to record those that are subject to this requirement, in whole or in part, with their ability to execute all manner of public or private instruments, for this purpose, including any powers necessary to supplement or rectify such resolutions.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 19, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer